Exhibit (d)(b)(2)
FORM OF
ADVISORY FEE WAIVER AGREEMENT AMERICAN FUNDS GROWTH-
INCOME PORTFOLIO OF PACIFIC SELECT FUND
     This ADVISORY FEE WAIVER AGREEMENT, by and between Pacific Life Fund Advisors LLC (the “Adviser”) and Pacific Select Fund (the “Trust”), on behalf of the American Funds Growth-Income Portfolio, a portfolio of the Trust (the “Portfolio” or the “Feeder Portfolio”) is effective as of May 1, 2007.
     WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type;
     WHEREAS, the Portfolio is a feeder portfolio and invests substantially all of its assets in the Growth-Income Fund (the “Master Fund”) of the American Funds Insurance Series, a registered open-end investment company;
     WHEREAS, the Trust and the Adviser are parties to the Amended and Restated Investment Advisory Agreement dated on January 1, 2005 (“Advisory Contract”), pursuant to which the Adviser provides investment advisory services to the Portfolio for compensation based on the value of the average daily net assets of the Portfolio; and
     WHEREAS, pursuant to an order issued by the Securities and Exchange Commission to Pacific Life Insurance Company (“Pacific Life”) on April 25, 2006 in connection with the substitution of the American Funds Growth-Income Portfolio for the Equity Income Portfolio, Pacific Life agreed that in the event the Master Fund level advisory fees and 12b-1 fees exceed 95 basis points, Pacific Life will subsidize any fees in the excess of this amount for the life of the Portfolio or until that fee is changed pursuant to a shareholder vote;
     WHEREAS, Adviser seeks to maintain its advisory fee below such amount as would require Pacific Life to subsidize the Portfolio; and
     WHEREAS, Adviser seeks to have a competitive advisory fee for the Portfolio;
     NOW THEREFORE, the parties hereto agree as follows:
I. Advisory Fee Waiver
A.	Amount of Waiver. During the term of this Agreement, for so long as the Feeder Portfolio invests substantially all of its assets in the Master Fund, the Adviser hereby agrees to waive 0.34 % of its investment advisory fee for the Feeder Portfolio.

II.	Term and Termination of Agreement.

This agreement shall have an initial term of one year, commencing on May 1, 2007 and ending April 30, 2008. Notwithstanding the pervious sentence, this Agreement shall terminate upon termination of the Advisory Agreement Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety
(90) days’ prior written notice to the Adviser at its principal place of business.

III.	Miscellaneous.
A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

B.	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by the law of the State of California, without regard to the conflicts of law provisions thereof.
     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorize and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

PACIFIC SELECT FUND

BY:

Name: Mary Ann Brown
Title: President

PACIFIC LIFE FUND ADVISORS LLC

BY:
Name: Howard Hirakawa
Title: Vice President

BY:
Name: Audrey L. Milfs
Title: Secretary